TC 1/29/02

Arl 1/29/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT





02005655

PART III

SEC FILE NUMBER
8-17161

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2000 (MM/DD/YY) AND ENDING 09/30/2001 (MM/DD/YY)

U.S. POST OFFICE DELAYED

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

INTERCAL SECURITIES CO

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1111 HOWE AVENUE, SUITE 265
(No. and Street)

SACRAMENTO (City) CA (State) 95825 (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 1 1 2002
WASH. D.C.
167

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SARAH MOBLEY (916) 920-1080
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MISTRETTA - TINSETH
(Name — if individual, state last, first, middle name)

740 UNIVERSITY AVENUE, SUITE 160 SACRAMENTO, CA 95825
(Address) (City) (State) Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 3 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, RICHARD L. MILLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INTERCAL SECURITIES CO., as of SEPTEMBER 30, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

Notary Public



ROBERT J. GUTHERTZ
Comm. # 1162096
NOTARY PUBLIC - CALIFORNIA
SACRAMENTO COUNTY
Comm. Exp. Dec. 17, 2001

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTERCAL SECURITIES CO.
(A California Corporation)

Statement of Financial Condition as of September 30, 2001
and Independent Auditor's Report and Supplemental Report
on Internal Control


MT

MISTRETTA-TINSETH
Certified Public Accountants
Financial Management Consultants



MISTRETTA - TINSETH
Certified Public Accountants – Financial Management Consultants

?0 University Ave., Suite 160
Sacramento, CA 95825
?6-929-6902
?6-929-7068 Fax

Robert Mistretta, CPA, MBA
Cheryl A. Tinseth, CPA, MS Taxation

INDEPENDENT AUDITORS' REPORT

Board of Directors
Intercal Securities Co.
Sacramento, California

We have audited the accompanying statement of financial condition of Intercal Securities Co. (the "Company") as of September 30, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Intercal Securities Co., at September 30, 2001, in conformity with generally accepted accounting principles.

Mistretta-Tinseth

November 20, 2001

INTERCAL SECURITIES CO.
STATEMENT OF FINANCIAL CONDITION
September 30, 2001

ASSETS

Current Assets	
Cash and cash equivalents	$ 230,435
Commissions receivable	34,167
Equity securities	20,845
Prepaid expenses	13,295
Prepaid and refundable income taxes	10,564
Other current assets	5,686
Total Current Assets	314,992
Note receivable shareholder	10,000
Equipment net of accumulated depreciation of $64,306	9,075
Total Assets	$ 334,067

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities	
Commissions payable	$ 24,906
Accounts payable	5,076
Total Current Liabilities	29,982
Shareholders' Equity	
Common stock, no par value; 20,000 shares authorized, 200 shares issued and outstanding	2,000
Retained earnings	311,787
Accumulated other comprehensive income (loss)	(9,702)
Total Shareholders' Equity	304,085
Total Liabilities and Shareholders' Equity	$ 334,067

See accompanying notes and auditors' report.

INTERCAL SECURITIES CO.
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
September 30, 2001

Note 1: Operations and Summary of Significant Accounting Policies

The following items comprise the significant accounting policies of the Company. The policies reflect industry practices and conform to generally accepted accounting principles.

Company's Activities

The Company is a registered broker/dealer under the Securities Exchange Act of 1934, and a member of the National Association of Securities Dealers, Inc. The Company clears its securities transactions on a fully disclosed basis with a clearing broker and, accordingly, is exempt from Rule 15c3-3 of the Securities Exchange Act under paragraph (k)(2)(ii).

Cash and Cash Equivalents

The Company has a cash management program which provides for the investment of excess cash balances in short-term investments. These investments, which are considered cash equivalents, consist of money market accounts. The carrying amount represents a reasonable estimate of fair value.

Equipment

Equipment is stated at cost. Depreciation expense is computed using an accelerated method over estimated useful lives of five to seven years.

Income Taxes

The company has not recognized deferred taxes as there are no material differences in the recognition of income and expenses for financial reporting purposes and income tax purposes.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2: Equity Securities

The balance is comprised of the following securities at market value as of September 30, 2001:

	Cost	Market
500 shares WAVE Systems Corporation	$ 10,547	$ 845
2,000 shares CalNET Business Bank	20,000	20,000
	$ 30,547	$ 20,845

CalNET Business Bank is a newly formed bank in Sacramento, CA. The Company's shareholder/president is also a shareholder of the bank as well as chairman of the board of directors and an organizing director.

INTERCAL SECURITIES CO.
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
September 30, 2001

Note 3: Note Receivable - Shareholder

The Company has a $10,000 note due from its shareholder/president which matures September 30, 2004. The note is unsecured and accrues interest at 7% per annum, payable at a minimum annually. There is no accrued interest as of September 30, 2001.

Note 4: Operating Leases

The Company leases a copier and its office facility under operating lease agreements. Future minimum lease payments under the agreements are as follows:

Fiscal year ending	
September 2002	$ 22,632
September 2003	$ 1,416

Note 5: Net Capital Requirement

The Company is subject to the Securities Exchange Act Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At September 30, 2001, the Company had net capital of $231,958, which was $181,958 in excess of its required net capital of $50,000, and an aggregate indebtedness to net capital ratio of 0.13-to-1.

Note 6: Merger

At November 1, 2000, RLM Realty & Investments (RLM), commonly owned by the shareholders of Intercal Securities Co. (Intercal) was merged with and into Intercal whereby each share of common stock of RLM was converted into common stock of Intercal, the surviving corporation. As a result of the merger, the common shareholders received an additional 100 shares of Intercal common stock. The merger was accounted for as a pooling of interests, whereby the net assets of RLM with a net book value of $12[illegible],015 were transferred to the books of Intercal, resulting in additions of $1,000 to common stock and $12[illegible],015 to retained earnings, respectively.

The subordinated notes payable and related accrued interest between Intercal and RLM, were eliminated in the merger transaction.



MISTRETTA - TINSETH

Certified Public Accountants – Financial Management Consultants

[illegible]0 University Ave., Suite 160
Sacramento, CA 95825
916-929-6902
916-929-7068 Fax

Robert Mistretta, CPA, MBA
Cheryl A. Tinseth, CPA, MS Taxation

SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors
Intercal Securities Co.
Sacramento, California

In planning and performing our audit of the financial statements of Intercal Securities Co. (the "Company") for the year ended September 30, 2001 on which we issued our report dated November 20, 2001, we considered its internal control, including control activities of safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3 We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide Management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that errors or fraud, in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control, including controls for safeguarding securities, that we consider to be material weaknesses as defined above.

Board of Directors
Intercal Securities Co.
Page 2

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, and the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Mistretta-Tinseth

November 20, 2001